EXHIBIT 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2016

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months
	ended March 31
	2016	2015

Revenues	$376,108	$335,762

Cost of revenues (exclusive of depreciation and
amortization shown below)	236,867	208,121
Selling, general and administrative expenses	118,269	115,836
Depreciation	5,397	5,164
Amortization of intangible assets	5,637	3,427
Acquisition-related items (note 6)	1,071	871
Operating earnings	8,867	2,343

Interest expense, net	2,364	2,335
Other (income) expense , net (note 7)	(600)	484
Earnings (loss) before income tax	7,103	(476)
Income tax expense (recovery) (note 8)	3,071	(516)
Net earnings from continuing operations	4,032	40

Net loss from discontinued operations, net of
income tax (note 5)	-	(1,938)
Net earnings (loss)	4,032	(1,898)

Non-controlling interest share of earnings	2,414	1,399
Non-controlling interest redemption increment (note 11)	8,814	(9,341)
Net earnings (loss) attributable to Company	$(7,196)	$6,044

Net earnings (loss) per common share (note 12)

Basic
Continuing operations	$(0.19)	$0.22
Discontinued operations	-	(0.05)
	$(0.19)	$0.17

Diluted
Continuing operations	$(0.19)	$0.22
Discontinued operations	-	(0.05)
	$(0.19)	$0.17

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2016	2015

Net earnings (loss)	$4,032	$(1,898)

Foreign currency translation gain (loss)	3,373	(37,299)

Comprehensive earnings (loss)	7,405	(39,197)

Less: Comprehensive earnings attributable to
non-controlling shareholders	6,818	5,570

Comprehensive earnings (loss) attributable to Company	$587	$(44,767)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	March 31, 2016	December 31, 2015
Assets
Current Assets
Cash and cash equivalents	$107,468	$116,150
Accounts receivable, net of allowance of $20,350 (December 31, 2015 -
$20,738)	260,635	298,466
Unbilled revenues	27,696	19,907
Income tax recoverable	17,152	13,985
Prepaid expenses and other current assets	40,958	31,864
Deferred income tax, net	15,896	15,607
	469,805	495,979

Other receivables	4,083	3,922
Other assets	27,315	19,287
Fixed assets	63,937	62,553
Deferred income tax, net	81,493	84,038
Intangible assets	136,505	120,962
Goodwill	340,069	305,680
	653,402	596,442
	$1,123,207	$1,092,421

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$70,887	$77,464
Accrued liabilities	310,568	377,779
Income taxes payable	9,207	14,388
Unearned revenues	6,250	4,607
Long-term debt - current (note 9)	2,763	3,200
Contingent acquisition consideration - current (note 10)	2,978	1,552
Deferred income tax, net	266	151
	402,919	479,141

Long-term debt - non-current (note 9)	346,132	257,747
Contingent acquisition consideration (note 10)	30,258	27,567
Other liabilities	25,850	20,467
Deferred income tax, net	19,373	18,414
	421,613	324,195
Redeemable non-controlling interests (note 11)	145,153	139,592

Shareholders' equity
Common shares	398,252	396,066
Contributed surplus	48,083	47,603
Deficit	(245,607)	(238,411)
Accumulated other comprehensive loss	(55,786)	(63,569)
Total Company shareholders' equity	144,942	141,689
Non-controlling interests	8,580	7,804
Total shareholders' equity	153,522	149,493
	$1,123,207	$1,092,421

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2015	38,504,311	$396,066	$47,603	$(238,411)	$(63,569)	$7,804	$149,493

Net earnings	-	-	-	4,032	-	-	4,032
Other comprehensive earnings	-	-	-	-	3,373	-	3,373
Other comprehensive earnings
(loss) attributable to NCI	-	-	-	-	4,410	243	4,653
NCI share of earnings	-	-	-	(2,414)	-	811	(1,603)
NCI redemption increment	-	-	-	(8,814)	-	-	(8,814)
Distributions to NCI	-	-	-	-	-	(303)	(303)
Acquisition of businesses, net	-	-	-	-	-	25	25

Subsidiaries’ equity transactions	-	-	(183)	-	-	-	(183)

Subordinate Voting Shares:
Stock option expense	-	-	1,212	-	-	-	1,212
Stock options exercised	88,100	2,186	(549)	-	-	-	1,637
Balance, March 31, 2016	38,592,411	$398,252	$48,083	$(245,607)	$(55,786)	$8,580	$153,522

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended
	March 31
	2016	2015
Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$4,032	$40

Items not affecting cash:
Depreciation and amortization	11,034	8,591
Deferred income tax	657	(1,331)
Earnings (loss) from equity method investments	(127)	29
Stock option expense	1,212	1,495
Other	244	(1,454)

Net changes from assets / liabilities
Accounts receivable	49,308	43,686
Unbilled revenues	(6,267)	(4,993)
Prepaid expenses and other current assets	(5,193)	(7,172)
Accounts payable	(10,479)	(10,228)
Accrued liabilities	(90,715)	(116,014)
Unearned revenues	1,172	(3,388)
Other liabilities	1,982	(3,019)
Contingent acquisition consideration paid	-	(1,032)
Discontinued operations	-	20,043
Net cash used in operating activities	(43,140)	(74,747)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(36,575)	(490)
Purchases of fixed assets	(4,187)	(1,550)
Other investing activities	(6,142)	(144)
Discontinued operations	-	(6,847)
Net cash used in investing activities	(46,904)	(9,031)

Financing activities
Increase in long-term debt	102,716	78,729
Repayment of long-term debt	(16,249)	(25,606)
Sale of subsidiary shares to non-controlling interests, net	620	1,384
Contingent acquisition consideration	(447)	(3,843)
Proceeds received on exercise of options	1,637	3,569
Incremental tax benefit on stock options exercised	-	1,851
Dividends paid to common shareholders	(1,541)	(3,581)
Distributions paid to non-controlling interests	(5,116)	(5,641)
Net cash provided by financing activities	81,620	46,862

Effect of exchange rate changes on cash	(258)	825

Decrease in cash and cash equivalents	(8,682)	(36,091)

Cash and cash equivalents, beginning of period	116,150	156,793

Cash and cash equivalents, end of period	$107,468	$120,702

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(Unaudited)

(in thousands of US dollars, except per share amounts)

1. DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 32 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary services are outsourcing and advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographic regions – Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific.

On June 1, 2015, “old” FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent public companies – Colliers and “new” FirstService Corporation (“FirstService”). Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

The historical operations of FirstService, including its results of operations, cash flows, and related assets and liabilities have been reclassified as discontinued operations for all periods presented herein (see note 5).

2. SUMMARY OF PRESENTATION – These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2015.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at March 31, 2016 and the results of operations and its cash flows for the three month periods ended March 31, 2016 and 2015. All such adjustments are of a normal recurring nature. The results of operations for the three month periods ended March 31, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

3. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impacts to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

4. ACQUISITIONS – During the three months ended March 31, 2016, the Company acquired controlling interests in four businesses, two operating in the Americas (Central Florida and Quebec) and two operating in EMEA (United Kingdom and Netherlands). The acquisition date fair value of consideration transferred was as follows: cash of $36,575 (net of cash acquired of $7,720) and contingent consideration of $6,118 (2015 - cash of $490 and contingent consideration of $166). The Company recognized Goodwill of $27,063 and Intangible assets of $18,370 as a result of these transactions. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2016 was $33,236 (see note 10). The liability recorded on the balance sheet for the compensatory element of contingent consideration as of March 31, 2016 was $2,175. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $55,980 to a maximum of $62,200. The contingencies will expire during the period extending to February 2021. During the three months ended March 31, 2016, $447 was paid with reference to such contingent consideration (2015 - $4,875).

5. DISPOSALS – Discontinued operations comprises FirstService (being Old FSV’s Residential Real Estate Services and Property Services segments).

The spin-off of FirstService was completed on June 1, 2015, resulting in a distribution of one FirstService share of the same class as each Old FSV share previously held to all shareholders. The spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of shareholders’ equity of $138,396.

Colliers and FirstService were separated into two independent public companies to enable each company to intensify its focus on its distinct brand, customers and industry dynamics and also have the flexibility to pursue independent value creation strategies while optimizing its capital structure and financial resources.

Operating results of the discontinued operations are shown below:

	Three months ended
	March 31
	2016	2015

Revenues	$-	$272,189

Cost of revenues	-	197,307
Selling, general and administrative expenses	-	64,278
Depreciation	-	4,425
Amortization of intangible assets	-	2,550
Acquisition-related items	-	122
Operating earnings	-	3,507

Interest expense, net	-	1,860
Other expense	-	202
Earnings before income tax	-	1,445

Income tax expense	-	506
Net operating earnings from discontinued operations	-	939

Non-controlling interest share of earnings	-	1,119
Non-controlling interest redemption increment	-	1,758
Net loss from discontinued operations attributable
to Company	$-	$(1,938)

Net loss per share from discontinued operations
Basic	$-	$(0.05)
Diluted	-	(0.05)

6. ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended
	March 31
	2016	2015

Transaction costs	$523	$466
Contingent consideration fair value adjustments	(883)	307
Contingent consideration compensation expense	1,431	98
	$1,071	$871

7. OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended
	March 31
	2016	2015

Disposal (gain) loss, net	$(175)	$467
Equity loss (earnings)	(127)	29
Other	(298)	(12)
	$(600)	$484

8. INCOME TAX – The provision for income tax for the three months ended March 31, 2016 reflected an effective tax rate of 43.2% (2015 - 108.4%) relative to the combined statutory rate of approximately 26.5% (2015 - 26.5%). The current period’s tax rate was impacted by foreign tax rate differential and discrete items. In the prior year period, the difference between the effective rate and the statutory rate was primarily related to foreign tax rate differential, decreases in unrecognized tax benefits associated with uncertain tax positions of prior periods, and other discrete items.

9. LONG-TERM DEBT – On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $525,000. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10. FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2016:

		Fair value measurements at March 31, 2016

	Carrying value at
	March 31, 2016	Level 1	Level 2	Level 3

Contingent consideration liability	$33,236	$-	$-	$33,236

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 4% to 10.1%, with a weighted average of 9.2%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,300.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2016
Balance, January 1	$29,119
Amounts recognized on acquisitions	6,118
Fair value adjustments	(883)
Resolved and settled in cash	(447)
Other	(671)
Balance, March 31	$33,236

Less: Current portion	2,978
Non-current portion	$30,258

11. REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2016

Balance, January 1	$139,592
RNCI share of earnings	1,603
RNCI redemption increment	8,814
Distributions paid to RNCI	(7,488)
Sale of subsidiary shares to RNCI, net	2,632
Balance, March 31	$145,153

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2016 was $138,294. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2016, approximately 3,890,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12. NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the weighted average basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2016	2015

Basic shares	38,558	35,871
Assumed exercise of Company stock options	267	392
Diluted shares	38,825	36,263

13. STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2016, there were 972,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. On June 1, 2015, the Company completed the spin-off of FirstService, and in connection with the spin-off, the exercise prices of the Company’s stock options were modified to 58.57% of the Old FSV amounts, reflecting the estimated fair value of the Company relative to Old FSV. All other conditions relating to the stock options including terms and vesting periods remained the same and there was no acceleration of vesting. As no incremental fair value was awarded in connection with the modification, it did not result in additional compensation expense.

There were 315,000 stock options granted during the three months ended March 31, 2016 (2015 - 356,000). Stock option activity for the three months ended March 31, 2016 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,440,500	$28.65
Granted	315,000	31.62
Exercised	(88,100)	18.58
Shares issuable under options -
End of period	1,667,400	$29.75	3.42	$14,057
Options exercisable - End of period	420,800	$23.70	2.27	$6,009

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2016 was $1,212 (2015 - $1,495). As of March 31, 2016, there was $5,970 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the three month period ended March 31, 2016, the fair value of options vested was $1,811 (2015 - $3,743).

14. CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15. SEGMENTED INFORMATION – Upon completion of the spin-off of FirstService on June 1, 2015, the Residential Real Estate Services and Property Services operating segments of Old FSV were distributed to shareholders. The Commercial Real Estate Services segment was retained and comprises the business of Colliers.

Colliers has identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS
			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended March 31

2016
Revenues	$210,545	$98,915	$66,441	$207	$376,108
Depreciation and amortization	5,329	3,807	1,258	640	11,034
Operating earnings (loss)	16,959	(5,889)	1,934	(4,137)	8,867

2015
Revenues	$183,726	$81,711	$70,104	$221	$335,762
Depreciation and amortization	3,627	2,940	1,319	705	8,591
Operating earnings (loss)	9,673	(3,376)	4,469	(8,423)	2,343

GEOGRAPHIC INFORMATION
	Three months ended
	March 31
	2016	2015

United States
Revenues	$152,062	$126,048
Total long-lived assets	163,455	88,991

Canada
Revenues	$52,682	$51,424
Total long-lived assets	53,947	51,376

Australia
Revenues	$30,913	$36,582
Total long-lived assets	47,049	47,219

United Kingdom
Revenues	$25,750	$28,722
Total long-lived assets	68,186	56,633

Other
Revenues	$114,701	$92,986
Total long-lived assets	207,874	188,136

Consolidated
Revenues	$376,108	$335,762
Total long-lived assets	540,511	432,355

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2016

(in US dollars)

April 29, 2016

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three month period ended March 31, 2016 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2016 and up to and including April 29, 2016.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the first quarter ended March 31, 2016 due to a combination of internal growth and recent acquisitions. Consolidated revenue growth Swas 12% relative to the same quarter in the prior year (17% measured in local currencies). Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the first quarter was $0.19, up 90% from $0.10 in the prior year quarter. Net earnings per share from continuing operations was loss of $0.19, down from $0.22 in the prior year quarter primarily due to a recovery in the redeemable non-controlling interest (“RNCI”) redemption increment in the prior year period which occurred due to the revaluation of foreign currency denominated RNCI. Both adjusted earnings per share and GAAP earnings per share for the first quarter of 2016 would have been approximately $0.02 higher excluding foreign exchange impacts.

During the first three months of 2016, the Company acquired controlling interests in four businesses, two operating in the Americas (Quebec and Central Florida) and two operating in EMEA (UK and Netherlands). The total initial cash consideration for these acquisitions was $36.6 million.

For the three months ended March 31, 2016, revenue growth was led by Outsourcing & Advisory services due to strong organic growth in project management in the EMEA region as well as project management and property management in the Americas.

	Three months ended
(in thousands of US$)	March 31		Growth
(LC = local currency)	2016	2015	in LC %

Outsourcing & Advisory	$159,818	132,524	26%
Lease Brokerage	112,885	104,614	11%
Sales Brokerage	103,405	98,624	10%

Total revenues	$376,108	335,762	17%

Results of operations - three months ended March 31, 2016

Revenues for our first quarter were $376.1 million, 12% higher than the comparable prior year quarter (17% measured in local currencies). Internally generated revenues measured in local currencies were up 7% and recent acquisitions contributed 10% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $22.2 million versus $14.6 million reported in the prior year quarter. Our Adjusted EBITDA margin was 5.9% of revenues versus 4.3% of revenues in the prior year quarter, primarily as a result of operating leverage from strong revenue growth and recent acquisitions. The operating earnings for the quarter were $8.9 million, versus operating earnings of $2.3 million in the prior year period. The operating earnings margin was 2.4% versus 0.7% in the prior year quarter.

Depreciation expense was $5.4 million, versus $5.2 million recorded in the prior year quarter, with the increase attributable to investments in office leasehold improvements and the impact of business acquisitions in the past year.

Amortization expense was $5.6 million, versus $3.4 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $2.4 million, versus $2.3 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 3.0%, similar to 3.2% in the prior year quarter.

The consolidated income tax expense for the quarter was $3.1 million, relative to a recovery of $0.5 million the prior year quarter, reflecting effective tax rates of 43% and 108%, respectively. The effective tax rate in both periods was impacted by foreign tax rate differential, impact of changes in uncertain tax positions of prior periods, and discrete items. The effective tax rate for the full year, before discrete items, is expected to be between 32% and 34%.

Net earnings from continuing operations for the quarter was $4.0 million, relative to breakeven in the prior year quarter. The current period’s results were attributable to strong revenue and margin growth in the Americas, the elimination of $1.3 million of FirstService-related corporate costs incurred in the prior period, and lower corporate costs.

Net earnings from discontinued operations for the quarter ended March 31, 2015 comprises FirstService, which was spun off on June 1, 2015. Revenues of the discontinued operations for the first quarter of 2016 were nil (2015 - $272.2 million).

The Americas region generated $210.5 million of revenues during the first quarter, an increase of 15% from the prior year quarter (18% measured in local currencies). Internal growth in local currencies was 4% while the balance of growth resulted from recent acquisitions. Internal revenue growth was comprised primarily of Outsourcing & Advisory services, particularly project management and property management. First quarter adjusted EBITDA was $21.6 million, up 62% versus the year-ago period, with a margin of 10.3% versus 7.3% in the prior period, as a result of increased operating leverage in Outsourcing & Advisory services and the favorable impact of acquisitions.

The EMEA region generated $98.9 million of revenues during the first quarter, an increase of 21% from the prior year quarter (26% measured in local currencies). Internal growth in local currencies was 19% while the balance of growth came from recent acquisitions. Internal growth was driven by (i) Outsourcing & Advisory services activity, particularly in France where several large project management assignments commenced in the quarter; such projects, which involve the supply and installation of materials resulting in lower margins than other revenue types and (ii) increased Sales Brokerage revenues in Germany. First quarter adjusted EBITDA was a loss of $0.6 million, down from breakeven the year-ago period, at a margin of -0.6% versus breakeven in the prior year period. Results in the current year period were impacted by timing of expenses as well as changes in revenue mix.

The Asia Pacific region generated $66.4 million of revenues during the first quarter, a decrease of 5% from the prior year quarter (an increase of 2% measured in local currencies). Revenue growth was impacted by a decline in Sales Brokerage in the Australian market, which is timing related and expected to recover in future quarters. First quarter adjusted EBITDA was $3.3 million, versus $5.9 million in the year-ago period, and was impacted by the reduction in revenues as well as changes in revenue mix.

Corporate costs were $2.2 million for the first quarter, relative to $4.7 million in the comparable prior year period, and were positively impacted by lower compensation costs due to reduced headcount and lower variable expenses.

Spin-off transaction

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained Commercial Real Estate Services segment of Old FSV. This MD&A presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. FirstService is presented as a discontinued operation for all periods presented.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data related to the continuing operations of Colliers. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2016
Revenues	$376,108
Operating earnings	8,867
Net earnings (loss) per share from continuing operations:
Basic	(0.19)
Diluted	(0.19)

YEAR ENDED DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114
Operating earnings (loss)	2,343	(16,748)	29,810	64,979
Net earnings (loss) per share from continuing operations:
Basic	0.22	(0.79)	0.20	0.93
Diluted	0.22	(0.79)	0.20	0.92

YEAR ENDED DECEMBER 31, 2014
Revenues	$299,518	$368,525	$372,576	$541,652
Operating earnings	1,737	18,663	13,128	44,628
Net earnings (loss) per share from continuing operations:
Basic	(0.11)	(0.05)	0.26	0.44
Diluted	(0.11)	(0.05)	0.26	0.44

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2016	$22,184
Adjusted EBITDA - 2015	14,583	$44,565	$43,043	$79,143
Adjusted EBITDA - 2014	14,353	34,344	31,022	67,053
Adjusted EPS - 2016	0.19
Adjusted EPS - 2015	0.10	0.58	0.52	1.06
Adjusted EPS - 2014	0.07	0.44	0.35	0.97

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) corporate costs allocated to spin-off and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

(in thousands of US$)	Three months ended March 31
	2016	2015

Net earnings from continuing operations	$4,032	$40
Income tax	3,071	(516)
Other income, net	(600)	484
Interest expense, net	2,364	2,335
Operating earnings	8,867	2,343
Depreciation and amortization	11,034	8,591
Acquisition-related items	1,071	871
Corporate costs allocated to spin-off	-	1,283
Stock-based compensation expense	1,212	1,495
Adjusted EBITDA	$22,184	$14,583

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) corporate costs allocated to spin-off and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

(in thousands of US$)	Three months ended March 31
	2016	2015

Net earnings from continuing operations	$4,032	$40
Non-controlling interest share of earnings	(2,414)	(1,399)
Amortization of intangible assets	5,637	3,427
Acquisition-related items	1,071	871
Corporate costs allocated to spin-off	-	1,307
Stock-based compensation expense	1,212	1,495
Income tax on adjustments	(1,691)	(2,008)
Non-controlling interest on adjustments	(502)	(164)
Adjusted net earnings	$7,345	$3,569

(in US$)	Three months ended March 31
	2016	2015

Diluted net earnings (loss) per share from continuing operations	$(0.19)	$0.22
Non-controlling interest redemption increment	0.23	(0.25)
Amortization of intangible assets, net of tax	0.09	0.06
Acquisition-related items	0.03	0.02
Corporate costs allocated to spin-off, net of tax	-	0.02
Stock-based compensation expense, net of tax	0.03	0.03
Adjusted earnings per share	$0.19	$0.10

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash used in operating activities for the three month period ended March 31, 2016 was $43.1 million, versus $74.8 million used in the prior year period. Excluding discontinued operations, the net cash used in operating activities in the period was $43.1 million, versus $94.8 million of cash usage in the prior year period. The cash from operations improved due to (i) higher net earnings; (ii) timing of cash receipts on project management assignments and (iii) lower payments of accrued incentive compensation. Cash flow from operating activities is expected to be flat in the second quarter and positive in the third and fourth quarters of the year, consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2016, capital expenditures were $4.2 million. Based on our current operations, capital expenditures for the year ending December 31, 2016 are expected to be $30 to $33 million.

On June 17, 2015, the Company’s Board of Directors approved a dividend policy for the Company, which is a dividend of $0.08 per common share (being the Subordinate Voting Shares and Multiple Voting Shares) per annum, payable semi-annually. The inaugural semi-annual dividend under this policy of $0.04 per common share was declared in December 2015 and paid in January 2016. All dividend payments are subject to the discretion of our Board of Directors.

Net indebtedness as at March 31, 2016 was $241.4 million, versus $144.8 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at March 31, 2016 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $178.0 million of available unused credit as of March 31, 2016.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of 11 banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $525.0 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $62.2 million as at March 31, 2016 ($48.7 million as at December 31, 2015) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to February 2021. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of March 31, 2016 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2016:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$346,962	$1,979	$458	$344,525	$-
Interest on long-term debt	35,961	8,674	17,238	10,049	-
Capital lease obligations	1,934	785	1,030	119	-
Contingent acquisition consideration	33,236	2,978	25,298	4,960	-
Operating leases	301,638	64,752	93,180	63,055	80,651

Total contractual obligations	$719,731	$79,168	$137,204	$422,708	$80,651

At March 31, 2016, we had commercial commitments totaling $14.4 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements as of March 31, 2016, was $138.3 million (December 31, 2015 - $137.4 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2016, the RNCI recorded on the balance sheet was $145.2 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share from continuing operations for the three months ended March 31, 2016 would be $0.26 and the accretion to adjusted EPS would be $0.04.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those commitments disclosed in notes 14 and 20 to the December 31, 2015 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2015.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impacts to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is current assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, Old FSV, elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we did not have any financial instruments in place.

Transactions with related parties

As at March 31, 2016, the Company had $0.8 million of loans receivable from non-controlling shareholders (December 31, 2015 - $0.7 million) and $0.1 million of loans payable to minority shareholders (December 31, 2015 - $0.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,266,717 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,667,400 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 15, 2015, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 17, 2015 to July 16, 2016. The Company is entitled to repurchase up to 3,135,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2016 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

The Company disclosed on May 27, 2015 that management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company’s Board, through its Audit & Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada.

The Audit & Risk Committee’s review was completed on October 26, 2015. Based on that review, it appears that the broker orchestrated a payment, funded by a third party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker’s conduct directly violated the Company’s established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter of 2015, the impact of which was not material.

Spin-off risk

Although the spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.